UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Benihana Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
082047200
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		964,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		964,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	964,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		513,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		513,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	513,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		964,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		964,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	964,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		964,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		964,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	964,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200
Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in this explanatory note) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010. This Amendment relates to shares of Class A common stock, $0.10 par value per share (the “Class A Common Stock”) of Benihana Inc. (the “Issuer”). Since the filing of the Initial Schedule 13D, the Filers have not acquired beneficial ownership of additional shares of Class A Common Stock. However, the Filers have acquired beneficial ownership over shares of the Issuer’s common stock, $0.10 par value per share (the “Common Stock”). The Filers are hereby amending the Initial 13D to disclose their acquisition of beneficial ownership of shares of Common Stock, even though the Filers do not beneficially own more than 5% of the Common Stock and do not have a separate reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The Class A Common Stock and the Common Stock are collectively referred to herein as the “Stock.”
As used in this Amendment, the term “Filers” refers to: Coliseum Capital Management, LLC (“CCM”), Blackwell Partners, LLC (“Blackwell”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”).
The business address of the Filers (other than Blackwell) is 767 Third Avenue, 35th Floor, New York, NY 10017. The business address of Blackwell is c/o DUMAC, LLC,406 Blackwell Street, Suite 300, Durham, NC 27701.
CCM is an Investment Adviser to Blackwell and another client. Gray and Shackelton are the managers of CCM. Stock listed as beneficially owned by CCM, Gray and Shackelton includes the Stock beneficially owned by every other Filer. Stock listed as beneficially owned by Blackwell only includes shares held directly by Blackwell.
Item 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows:
This statement relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is supplemented as follows:
The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$269,553.51
CCM	Funds under Management[1]	$248,819.17

[1]	Includes funds of Blackwell invested in Common Stock.
Item 4. Purpose of Transaction
Item 4 is amended and restated in its entirety as follows:
The Filers acquired the Stock for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment

CUSIP No.	082047200
opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety As follows:
Class A Common Stock
The information relating to the beneficial ownership of Class A Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,761,827 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2010, filed with the Commission on February 18, 2010 (the “Issuer’s Q3 10-Q”).
The Filers effected the following transactions in the Class A Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Class A Common Stock by the Filers since December 18, 2009:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCM	P	1/27/2010	2,019	4.32
Blackwell	P	1/27/2010	2,188	4.32
CCM	P	1/28/2010	7,591	4.37
Blackwell	P	1/28/2010	8,225	4.37
CCM	P	1/29/2010	3,415	4.33
Blackwell	P	1/29/2010	3,700	4.33
CCM	P	2/1/2010	2	4.34
Blackwell	P	2/1/2010	2	4.34
CCM	P	2/2/2010	4,368	4.54
Blackwell	P	2/2/2010	4,732	4.54
CCM	P	2/3/2010	5,079	4.67
Blackwell	P	2/3/2010	5,503	4.67
CCM	P	2/4/2010	10,249	4.69
Blackwell	P	2/4/2010	11,104	4.69
CCM	P	2/5/2010	3,314	4.71
Blackwell	P	2/5/2010	3,591	4.71
CCM	P	2/8/2010	4,626	4.71
Blackwell	P	2/8/2010	5,011	4.71
CCM	P	2/9/2010	7,335	4.70
Blackwell	P	2/9/2010	7,946	4.70
CCM	P	2/12/2010	2,123	4.68
Blackwell	P	2/12/2010	2,301	4.68
CCM	P	2/16/2010	9,396	5.16
Blackwell	P	2/16/2010	10,180	5.16

CUSIP No.	082047200
Common Stock
The following table set forth the beneficial ownership for each of the Filing Persons related to the Common Stock. Each of the percentages set forth in the table are calculated based upon 5,634,764 shares of Common Stock outstanding as disclosed in the Issuer’s Q3 10-Q.

CCM		Gray
Sole Voting Power	0	Sole Voting Power	0
Shared Voting Power	82,500	Shared Voting Power	82,500
Sole Dispositive Power	0	Sole Dispositive Power	0
Shared Dispositive Power	82,500	Shared Dispositive Power	82,500
Percent of Class	1.5%	Percent of Class	1.5%

Blackwell		Shackelton
Sole Voting Power	0	Sole Voting Power	0
Shared Voting Power	41,500	Shared Voting Power	82,500
Sole Dispositive Power	0	Sole Dispositive Power	0
Shared Dispositive Power	41,500	Shared Dispositive Power	82,500
Percent of Class	0.7%	Percent of Class	1.5%
Except as indicated, the Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers since February 14, 2010:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCM	P	3/24/2010	3,744	6.09
Blackwell	P	3/24/2010	4,056	6.09
CCM	P	3/25/2010	620	6.17
Blackwell	P	3/25/2010	671	6.17
CCM	P	3/26/2010	436	6.22
Blackwell	P	3/26/2010	473	6.22
CCM	P	4/5/2010	770	6.27
Blackwell	P	4/5/2010	830	6.27
CCM	P	4/6/2010	430	6.12
Blackwell	P	4/6/2010	470	6.12
CCM (1)	P	4/12/2010	35,000	6.31
Blackwell (1)	P	4/12/2010	35,000	6.31

(1)	Privately negotiated transaction.
The information contained in Item 6 below is incorporated herein by reference.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended and restated in its entirety as follows:

CUSIP No.	082047200
CCM is an investment adviser whose clients, including Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Gray and Shackelton are the managers of CCM.
Item 7. Material to Be Filed as Exhibits.
Item 7 is amended and restated in its entirety as follows:
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G set forth in Exhibit A.

CUSIP No.	082047200
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Christopher Shackelton	/s/ Christopher Shackelton

	Christopher Shackelton, Manager	Christopher Shackelton

BLACKWELL PARTNERS, LLC		ADAM GRAY
By:	Coliseum Capital Management, LLC,
Attorney-in-fact

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray

CUSIP No.	082047200
EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G
The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Benihana Inc. For that purpose, the undersigned hereby constitute and appoint Coliseum Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.
Dated: April 15, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Christopher Shackelton	/s/ Christopher Shackelton

	Christopher Shackelton, Manager	Christopher Shackelton

BLACKWELL PARTNERS, LLC		ADAM GRAY

By:	Coliseum Capital Management, LLC,
Attorney-in-fact

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray